EXHIBIT 22

LIST OF GUARANTOR SUBSIDIARIES

As of March 31, 2024

The 5 1/4% Senior Secured Notes due 2026 and 6 5/8% Senior Unsecured Notes due 2026 issued by Hughes Satellite Services Corporation (incorporated in Colorado) are jointly and severally guaranteed on a full and unconditional basis by the following 100% owned subsidiaries of Hughes Satellite Systems Corporation as of March 31, 2024:

Legal Entity	State or Country of Incorporation
EchoStar Orbital, L.L.C.	Colorado
EchoStar Government Services, L.L.C.	Colorado
EchoStar Satellite Services L.L.C.	Delaware
HNS-India VSAT, Inc	Delaware
Hughes Network Systems, L.L.C.	Delaware
HNS License-Sub L.L.C.	Delaware
HNS Real Estate L.L.C.	Delaware
Hughes Communications, Inc.	Delaware
Hughes Network Systems International Service, Co.	Delaware
HNS Americas, L.L.C	Delaware
HNS Americas II, L.L.C	Delaware